Exhibit 99.2

SKY SOLAR HOLDINGS, LTD.

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 31, 2019

NOTICE IS HEREBY GIVEN that the annual general meeting of Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”) will be held on December 31, 2019 at 10:00 a.m. (local time) at Room T1-2503, Tianshan SOHO Plaza, 1717 Tianshan Road, Changning District, Shanghai, for the following purposes:

1.                                      To re-elect Mr. Naiwei Chen as a Class II director of the Company;

2.                                      To re-elect Mr. Xinhua Yu as a Class II director of the Company;

3.                                      To re-elect Mr. Qiang Zhan as a Class II director of the Company;

4.                                      To ratify the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2019;

5.                                      To authorize any duly authorized committee of the board of directors of the Company to fix the remunerations of the auditors;

6.                                      To authorize the chairman of the board of directors of the Company to take any and all action that might be necessary to effect the foregoing matters 1 to 5 as he, in his absolute discretion, thinks fit;

7.                                      To receive the audited accounts of the Company for the year ended December 31, 2018; and

8.                                      To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

The resume of each of Mr. Naiwei Chen, Mr. Xinhua Yu and Mr. Qiang Zhan, the proposed Class II directors of the Company, accompanies this notice of meeting.

The board of directors of the Company has fixed the close of business on November 19, 2019 (New York time) as the record date (the “Record Date”). Only holders of our ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s Shanghai office at Room T1-2503, Tianshan SOHO Plaza, 1717 Tianshan Road, Changning District, Shanghai, Attention: Dr. Hao Wu, by email to hao.wu@skysolarholdings.com as soon as possible and in any event no later than 10:00 a.m. December 23, 2019 (New York time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, CITIBANK, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct CITIBANK N.A.— HONG KONG (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline and voting is by poll, such holder shall be deemed, and the Depositary shall deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares, provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of shares may be adversely affected. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Hao Wu
Hao Wu
Chairman
Date: November 26, 2019

Exhibit A

Resume of Candidates for Directors

Naiwei Chen. Mr. Chen is a professor at Fudan University, Law School, and the executive dean of Fudan University’s Institute of Senior Lawyers. He also serves as President of Shanghai FTA Intellectual Property Association, and Vice President of Shanghai Modern Enterprise Association, China Law Association On Science & Technology, and Shanghai Intellectual Property Law Research Association. Mr. Chen has served as an arbitrator at China International Economic and Trade Arbitration Commission, Shanghai International Arbitration Center, Hong Kong International Arbitration Center, International Chamber of Commerce International Court of Arbitration, and Court of Arbitration for Sport. In addition, Mr. Chen is a scholar of the Overseas IP Protection Program sponsored by China’s Ministry of Commerce, and was a Fulbright visiting scholar at the University of Pennsylvania, Law School from 2001 to 2002 and a senior visiting scholar at University of Washington from 1993 to 1994. He was the director of the Law Department and Intellectual Property Research Center of Shanghai Jiao Tong University, the vice president of the 8th and 9th general assembly of Shanghai Bar Association and a founding and senior partner of Allbright Law Offices. Currently, Mr. Chen also serves as an independent director of Shanghai Jiaoyun Group Co., Ltd., Shanghai Jiabao Group Co., Ltd., Spring Airlines Co,. Ltd., and Shanghai Rural Commercial Bank. Mr. Chen earned his Doctor of Jurisprudence degree from Macau University of Science and Technology.

Xinhua Yu. Since July 2012, Mr. Yu has been the partner of IDG Capital Investment Consultancy (Shanghai) Co., Ltd. He was the vice president of IDG Capital Investment Consultancy (Beijing) Co., Ltd. from October 2006 to June 2012 and the project manager of International Data (China) Investment Co., Ltd. from October 2005 to October 2006. He has engaged in and led many investments in new energy, new materials, and semiconductor design. Prior to joining IDG Capital, Mr. Yu was the manager in charge of marketing department of ICM Group of Siemens China from October 2003 to October 2004. He was the manager of marketing department of Siemens Shanghai Mobile Communications Co., Ltd. from July 1997 to September 2003. Mr. Yu was awarded a Bachelor of Science by Zhejiang University in July 1997. He also received a Master of Business Administration from Cheung Kong Graduate School of Business in October 2005.

Qiang Zhan. Mr. Zhan is a proven leader with Global 500 European and American companies. Mr. Zhan has extensive experience in senior financial roles with companies such as Polymer Group Inc. (now known as AVINTIV Inc.), Feidong Lighting Co., Philips China Investment Co., and Eaton-Vickers Hydraulics. He also has meaningful experience in a variety of sales, marketing and operating roles. Mr. Zhan earned an MBA degree from the State University of New York at Buffalo, and a Bachelor of Engineering degree from Nanjing Institute of Technology (now known as Southeast University).